NORTHERN INSTITUTIONAL FUNDS

	FORM N-SAR

	File No. 811-3605

	Annual Period Ended November 30, 1999


Exhibit Index

Sub-Item 77N:  Actions required to be reported pursuant to Rule
2a-7.

Sub-Item 77N: Actions required to be reported pursuant to Rule 2a-7.

	On August 9, 1999, General American Life Insurance
Company ("General American") failed to pay upon demand the exercise price of a Puttable Funding Agreement (the "Security") issued by General American in the amount of $100 million and held by the Diversified Assets Portfolio (the "Portfolio") of Northern Institutional Funds (the "Trust"). On that date the Security represented 1.7% of the Portfolio's total assets. As a result of the default, the Security ceased to be an Eligible Security as defined in Rule 2a-7 under the Investment Company Act of 1940. At a special meeting held on August 13, 1999, the Board of Trustees of the Trust found that disposal of the Security held by the Portfolio would not be in the best interest of the Portfolio and its shareholders. The Board of Trustees also approved a methology for determining the current fair market value of the Security. Subsequently, in late August, an announcement was made that Metropolitan Life Insurance Company had agreed to buy the parent corporation of General American.

	The Portfolio was paid in full on the Security on October 1, 1999.